Filed Pursuant to Rule 424(b)(5)

Registration No. 333-235686

Supplement No. 1 dated February 2, 2021 to Prospectus Supplement dated July 17, 2020

(to Prospectus dated April 9, 2020)

This Supplement No. 1 to Prospectus Supplement supplements and amends the Prospectus Supplement dated July 17, 2020 (the “ATM Prospectus Supplement”) filed by us. This Supplement No. 1 to Prospectus Supplement should be read in conjunction with the ATM Prospectus Supplement and the Prospectus dated April 9, 2020.

We have previously entered into an At Market Issuance Sales Agreement (the “ATM Agreement”) with Oppenheimer & Co. Inc. (the “Agent”), relating to shares of our common stock.

We filed the ATM Prospectus Supplement to a base prospectus dated April 9, 2020 (the “Base Prospectus”), to register the offer and sale of shares of our common stock from time to time through the Agent and pursuant to the ATM Agreement having an aggregate offering price of up to $15 million (the “ATM Offering”).

We terminated the ATM Agreement on February 2, 2021. We sold a total of 940,080 shares of common stock (taking into account the one-for-six reverse stock split completed January 29, 2021) pursuant to the ATM Prospectus Supplement for total proceeds of $5,745,678.67. The purpose of this Supplement No. 1 to Prospectus Supplement is to terminate the ATM Offering under the ATM Prospectus Supplement and the Base Prospectus, effective on the termination date.

The date of this prospectus supplement no. 1 is February 2, 2021